UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Exar Corporation

(Name of Subject Company (Issuer))

Eagle Acquisition Corporation

(Name of Filing Persons (Offeror)) a wholly-owned subsidiary of

MaxLinear, Inc.

(Name of Filing Persons (Parent of Offeror))

(Names of Filing Persons (Others))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

300645108

(CUSIP Number of Class of Securities)

Kishore Seendripu, Ph. D

President and Chief Executive Officer

MaxLinear, Inc.

5966 La Place Court, Suite 100

Carlsbad, California 92008

(760) 692-0711

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Robert F. Kornegay

Wilson Sonsini Goodrich & Rosati, P.C.

12235 El Camino Real, Suite 200

San Diego, CA 92130

(858) 350-2300

Denny Kwon

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza

Spear Tower, Suite 3300

San Francisco, CA 94105

(415) 947-2000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$681,441,931.40	$78,979.12

*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Exar Corporation, at a purchase price of $13.00 per Share, without interest thereon, net to the seller in cash and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings. The underlying value of the transaction was calculated based on the sum of: 51,476,565 issued and outstanding Shares, multiplied by $13.00 per share; (ii) 2,053,146 Shares underlying vested stock options (including stock options that are expected to become vested in connection with the transaction) with an exercise price that is less than $13.00 per Share, multiplied by $4.90 per Share (which is the difference between $13.00 and $8.10, the weighted average exercise price of such options that have an exercise price that is less than $13.00 per Share); and (iii) 168,167 Shares subject to restricted stock units that are expected to become vested in connection with the transaction, multiplied by $13.00 per Share, which is the offer price per Share.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2017, issued August 31, 2016, is calculated by multiplying the transaction valuation by 0.00011590.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $78,979.12	☐ Not applicable	Filing parties: MaxLinear, Inc. and Eagle Acquisition Corporation	☐ Not applicable
Form or Registration No.: Schedule TO-T	☐ Not applicable	Date filed: April 13, 2017	☐ Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the following box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission on April 13, 2017 (which, together with Amendment No. 1, filed April 24, 2017, Amendment No. 2, filed April 5, 2017, and this Amendment and any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”), related to the tender offer by Eagle Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of MaxLinear, Inc., a Delaware corporation (“Parent” or “MaxLinear”), for all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of Exar Corporation, a Delaware corporation (the “Company” or “Exar”), at a price of $13.00 per Share, without interest thereon, net to the seller in cash, and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, upon the terms and conditions set forth in the offer to purchase dated April 13, 2017 (the “Offer to Purchase”), filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”), filed as Exhibit (a)(1)(B) to the Schedule TO, which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

Except as otherwise set forth below, the information set forth in the Schedule TO and exhibits thereto remain unchanged and are incorporated herein by reference. Capitalized terms used but not otherwise defined herein have the meaning ascribed to such terms in the Schedule TO and the related exhibits incorporated therein by reference.

ITEM 11. ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“The Offer expired at 12:00 midnight (Eastern Time) at the end of May 11, 2017. Parent and Purchaser were advised by the Depositary that, as of the expiration of the Offer, a total of 44,385,399 Shares had been validly tendered into and not withdrawn pursuant to the Offer, representing approximately 85.4% of the outstanding Shares as of 12:00 midnight (Eastern Time), on May 11, 2017. Additionally, the Depositary advised Parent and the Purchaser that an additional 895,150 Shares had been tendered by notice of guaranteed delivery, representing approximately 1.7% of the outstanding Shares at such time. The aggregate number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition (as defined in the Schedule TO). All conditions to the Offer having been satisfied, Purchaser has accepted for payment, and is required to promptly pay for, all Shares validly tendered pursuant to the Offer and not properly withdrawn.

Following the acceptance of Shares tendered in the Offer, Purchaser acquired sufficient Shares to consummate the Merger without a vote of Exar’s stockholders in accordance with Section 251(h) of the DGCL, and on May 12, 2015, following acceptance of the tendered Shares, Purchaser merged with and into Exar, with Exar surviving as a wholly-owned subsidiary of Parent. At the Effective Time (as defined in the Schedule TO), each Share issued and outstanding immediately prior to the Effective Time and not tendered pursuant to the Offer (other than shares owned by the Parent, Exar or Purchaser or any of their direct or indirect wholly owned subsidiaries and Shares with respect to which appraisal rights were properly exercised in accordance with the DGCL) was cancelled and automatically converted into the right to receive an amount equal to the Offer Price, net to the holder in cash, without interest and less any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings. Promptly following consummation of the Merger, Parent intends to cause all Shares to be delisted from the NYSE and deregistered under the Exchange Act.

On May 12, 2017, MaxLinear issued a press release announcing the expiration and results of the Offer. The full text of the press release is included as Exhibit (a)(5)(D) hereto and incorporated herein by reference.”

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby further amended and supplemented to add the following exhibit immediately following Exhibit (a)(5)(C):

(a)(5)(D) Press Release by MaxLinear, Inc., dated May 12, 2017.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

EAGLE ACQUISITION CORPORATION

By:	/s/ Kishore Seendripu, Ph.D.

Name: Kishore Seendripu, Ph.D.
Title: President and Chief Executive Officer

MAXLINEAR, INC.

By:	/s/ Kishore Seendripu, Ph.D.

Name: Kishore Seendripu, Ph.D.
Title: President and Chief Executive Officer

Dated: May 12, 2017

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 13, 2017*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Notice of Guaranteed Delivery*

(a)(1)(F)	Summary Advertisement as published in the New York Times on April 13, 2017*

(a)(2)(B)	Form of Support Agreement, dated May 27, 2015, by and among MaxLinear, Inc., Eagle Acquisition Corporation and certain stockholders thereto (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K with the Securities and Exchange Commission on March 29, 2017)*

(a)(2)(C)	Form of Support Agreement, dated March 28, 2017 by and among MaxLinear, Inc., Eagle Acquisition Corporation, and Simcoe Capital Management, LLC and certain other stockholders thereto (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K with the Securities and Exchange Commission on March 29, 2017)*

(a)(5)(A)	Joint Press Release of MaxLinear, Inc. and Exar Corporation, dated March 29, 2017 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by MaxLinear, Inc. with the Securities and Exchange Commission on March 29, 2017)*

(a)(5)(B)	Investor Presentation, dated March 29, 2017 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed with the Securities and Exchange Commission on March 29, 2017)*

(a)(5)(C)	Transcript of Investor Conference Call, dated March 29, 2017 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed with the Securities and Exchange Commission on March 30, 2017)*

(a)(5)(D)	Press Release of MaxLinear, Inc., dated May 12, 2017

(b)(1)	Debt Commitment Letter by and among MaxLinear, Inc., JPMorgan Chase Bank, N.A., Deutsche Bank AG New York Branch, and Deutsche Bank Securities Inc., dated as of March 28, 2017 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed by MaxLinear, Inc. with the Securities and Exchange Commission on March 31, 2017)*

(d)(1)	Agreement and Plan of Merger, dated as of March 28, 2017, by and among MaxLinear, Inc., Eagle Acquisition Corporation and Exar Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by MaxLinear, Inc. with the Securities and Exchange Commission on March 29, 2017)*

(d)(2)	Confidentiality Agreement, dated November 21, 2016, between Exar Corporation and MaxLinear, Inc.*

(d)(3)	Exclusivity Agreement, dated February 19, 2017, between Exar Corporation and MaxLinear, Inc.*

(g)	None

(h)	None

*	Previously filed

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